LASER PHOTONICS CORPORATION

1101 N. Keller Road, Suite G-2

Orlando, FL 32810

September 24, 2024

Via Edgar Correspondence

Melissa Gilmore, Esq.

Staff Attorney

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Laser Photonics Corp

Form 10-K for the fiscal year ended December 31, 2023

Response dated September 12, 2024

File No. 001-41515

Dear Ms. Gilmore:

Laser Photonics Corporation (the “Company”) is transmitting this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 18, 2024, with respect to its financial statements and related matters. This letter is being submitted together with the changes to the 10-Q for the six months ended June 30, 2024 (“Amendment No. 2”). The numbered paragraph below corresponds to the numbered comment in that letter. The Staff’s comments are presented in bold italics.

Amendment 1 to Form 10-Q for the quarterly period ended June 30, 2024

Financial Information, page 3

1. Please revise and ensure that each column of the restated financial statements are labeled as “restated” on the face of each respective financial statement.

Response: We have revised our disclosure in Amendment No. 2 to label as “restated” each column of the restated financial statements on the face of each respective financial statement.

Note 3. Summary of Significant Accounting Policies & Use of Estimates, page 10

2. We note your response to prior comments 7 and 9 and the revised disclosure on page 10 that you had a change in policy where G&A expense is being treated as a form of compensation to the shareholder as opposed to a distribution to an affiliate company beginning in 2024. It does not appear that these transactions qualify as voluntary changes in accounting policies or principles in 2023 compared to 2024. Please tell us why you believe the salary, sales and marketing costs of Fonon Corporation paid by the Company should be recorded in G&A expenses referencing authoritative literature that supports your conclusion.

Response: We have reached agreement with our current independent registered public accounting firm that the salary, sales and marketing costs of Fonon Corporation should be treated as a distribution to an affiliate and not recorded in G&A expenses as we state in the Explanatory Note in Amendment No. 2 filed concurrently with this correspondence.

General

3. We note your response to prior comment 5. Please refer to Question 101.01 and 215.01 of the Compliance and Disclosure Interpretations regarding Exchange Act Form 8-K, which indicates that all Item 4.02 events must be reported on Form 8-K regardless of the filing of a periodic report within four business days of a triggering event. As required, please file the Item 4.02 Form 8-K reporting the errors and restatements in your 2023 and 2024 annual and interim reporting periods. Refer to General Instruction B.1 and Item 4.02 of Form 8-K.

Response: We filed yesterday a Form 8-K reporting under Item 4.02 the errors and restatements in our 2023 and 2024 annual and interim reporting periods.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, CM Law PLLC at (301) 9102030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at wtupuola@laserphotonics.com.

Sincerely,

/s/ Wayne Tupuola
Wayne Tupuola

Cc:	Ernest M. Stern, Esq.